Exhibit 5.1

June 30, 2005

Ditech Communications Corporation

825 E. Middlefield Road

Mountain View, CA  94043

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Ditech Communications Corporation (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to (i) 191,111 shares of the Company’s Common Stock, $0.001 par value (the “Shares”), issuable in connection with the Jasomi Networks, Inc. 2001 Stock Plan (the “Plan”) and (ii) 191,111 Preferred Share Purchase Rights (the “Purchase Rights”) pursuant to the Rights Agreement, dated March 26, 2001 (the “Rights Agreement”).

In connection with this opinion, we have examined the Registration Statement and related Prospectus, the Rights Agreement, the Company’s Amended and Restated Certificate of Incorporation and Bylaws, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion.  We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents, where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the Purchase Rights, when sold and issued in accordance with the Plan, the Rights Agreement, the Registration Statement and related Prospectus, will be validly issued, fully paid, and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD LLP

By:	/s/ Brett D. White
Brett D. White